EXHIBIT 35.1

[BNY Mellon Corporate Trust Letterhead]

Statement of Compliance of The Bank of New York Mellon, as Trustee.

I, James Hall, Vice President of The Bank of New York Mellon, a New York corporation (the “Trustee”), states:

(a) A review of the Trustee’s activities for the period of January 1, 2014 through December 31, 2014 (the “Reporting Period”) and of the Trustee’s performance under the Trusts outlined herein on Schedule I by and between Merrill Lynch Depositor, Inc. (the “Depositor”) and the Trustee has been made under my supervision.

(b) To the best of my knowledge and based on such review, the Trustee has fulfilled all of its obligations under the Trust Agreement in all material respects throughout the Reporting Period for those certain Trusts listed on Schedule I.

The Bank of New York Mellon, as Trustee

Date: March 2, 2015	/s/ James Hall James Hall Vice President

Schedule I

PPLUS Trust Certificates Series LTD-1

PPLUS Trust Certificates Series RRD-1